中国石油天然气股份有限公司 PetroChina Company Limited

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PetroChina Company Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2020 Filed April 29, 2021
File No. 1-15006

Dear sirs,

On behalf of the Company, I acknowledge receipt by the Company to your letter dated December 22, 2021 (the “Comment Letter”) with respect to the above-referenced filing.

The Company is working to respond to the Comment Letter; however, it will require additional time to consider and respond to the Staff’s comments. Accordingly, the Company respectfully requests an extension to respond to the Comment Letter such that the Company would respond by January 28, 2022.

We are grateful for the Staff’s accommodation in this matter.

Should you have any question to this request, please do not hesitate to contact me at hko@petrochina.com.hk or +852.2899.2010.

Very truly yours,

/s/ Fang Wei
Name: Fang Wei
Title: Alternative Authorized Representative

cc: Via E-mail

Shouping Chai, Company Secretary and CFO

PetroChina Company Limited

Unit 3705, Tower Two, Lippo Centre, No. 89 Queensway, Hong Kong

香港金钟道89号力宝中心第二座3705室

Phone电话：(852) 2899-2010 Fax 传真：(852) 2899-2390

E-mail 电邮：hko@petrochina.com.hk